FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

AMS HOMECARE INC. (File #000-50109)

1360 Cliveden Avenue, Delta, B.C., V3M 6K2

(Address of principal executive offices)

Attachments:

1.

News Release dated May 04, 2006

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

  Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

AMS HOMECARE INC.

(Registrant)

Date: May 04, 2006

By:

“Harj Gill”

 Harj Gill

Its:       CEO

(Title)

May 04, 2006

SECURITIES AND EXCHANGE COMMISSION                       VIA EDGAR

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.   20549

Dear Sir or Madam:

RE:

AMS HOMECARE INC. - (File #000-50109)

Form 6-K

On behalf of AMS Homecare Inc., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

AMS HOMECARE INC.

“Harj Gill”

per:

Harj Gill

CEO

Enclosures

 News Release –Dated May 04, 2006

cc:

FOR IMMEDIATE RELEASE

AMS HOMECARE PROVIDES CORPORATE UPDATE

Vancouver, British Columbia – May 04, 2006 AMS Homecare Inc (OTCBB:AHCKF) – is pleased to provide an update on corporate matters.

The company in the last few weeks introduced its “limited edition” Trailblazer and Voyager scooters to the Canadian market.  Daryl Hixt, marketing manager, said. “we have been received rave reviews from dealers and end users about this product launch”.

The company is pleased to announce that it continues to source new and innovative products for its Durable Medical Products Division and will introduce a new high quality product to the market that is innovative and that serves the mobility needs of the aging population.  We expect to launch this product in the coming months.  Customers should expect an announcement in June 2006.

The April 2006 the company received a list of documents that the company had requested early last year, from the TSX Venture Exchange with regards to the lawsuit filed by the Company against the Exchange.  This disclosure by the Exchange allows the lawsuit to move forward onto discoveries and witness interviews.  Further updates will be provided as required.

On February 17, 2006 the company announced it is in the process of completing a memorandum of understanding on a software development initiative with Mobiform Software.  The company has not made any firm decisions with this regard, but meanwhile has decided to build and utilize our existing software team.

On February 15, 2006 the company announced the acquisition of exclusive rights to Layered Voice Analysis Technology.  The company is planning to begin the design and development of its first product using this technology.  Updates will be provided during the coming quarters.(www.v-lva.com and www.nemesysco.com )

On February 08, 2006 AMS signed an intent to acquire a company that had developing a monitoring technology based on a zigbee application.  AMS has completed due diligence and has terminated discussions with the company based on these discussions.

On January 11, 2006 the company retained Macam Investor Relations to assist in investor relations acitivities.  On March 15, 2006 the company did not renew its contract with the company.  The company is in negotiations with other IR firms and will provide further updates as required.

On August 02, 2005 the company announced that it was in negotiations with Wireless2000 to acquire an interest in the company.  The company has not come to any binding agreement but continues to perform due diligence.  Meanwhile, the company is preparing the marketing of the devices being developed by Wireless2000.  As previously announced AMS holds exclusive marketing rights to the Heart Rate Respiration Monitor being developed.  The company showcased a prototype of a HRRM in Las Vegas, Nevada at MEdtrade this year in March and was pleased with the response from attendees. (www.wireless2000.com )

On July 11, 2005 the company announced that it has acquired the exclusive rights to distribute  TOTALtrak’s product line of monitoring technology.  Totaltrak and AMS have not come to a final agreement on the working arrangements and continue to discuss the options available including other business arrangements. (www.totaltrakusa.com )

On July 05, 2006 the company announced that it had entered into an agreement to acquire Vytron Communincations.  The company has not been satisfied to date with the due diligence and has not closed this transaction but continues to negotiate with Vytron Communications.

The company also is clarifying on the previously announced share issuance as per release dated January 10, 2006 with a clarification that the shares and allocation were all issued under the Securities section 74(2)(9) exemption, which is available for the issuance of shares to directors, officers, employees.  Also the shares that were announced to be issued to AMS Homecare Inc for the employees and officers were issued directly to the employees and to Mr. Harj Gill, CEO of the company as at January 2006.  Harj Gill was issued 3, 850,00 shares and the employees were issued 1,150,00 for a total of 5,000,000 shares..

The company will continue to aggressively look for new business opportunities, and will continue to announce developments in a timely manner.  Mr. Harj Gill, CEO said that “he is pleased with the progress made during the year and expects further announcements on new business opportunities in the coming weeks and months”.

About AMS Homecare

Founded in 1989, AMS Homecare is a purveyor of mobility equipment, durable, disposable medical products, Layered Voice Analysis (LVA) and patient monitoring technology, and is a US pharmacy/durable medical equipment retailer  http://www.65plusstore.com.   The company is moving forward to strengthen its foundation and to build an organization capable of serving the health, independence and security needs of the aging populations in Canada and the United States. More information is available at http://www.amshomecare.com.

Company Contact:

AMS Homecare Inc.

Daryl Hixt, Corporate Communication

604-273-5173 ext 121

ir@amshomecare.com

Safe Harbor Statement: Statements contained in this fact sheet relating to AMS Homecare that are not historical facts are “forward-looking” under the Private Securities Litigation Reform Act. Forward-looking statements are subject to risks and uncertainties, including, but not limited to: the company’s ability to maintain strong relationships with its primary supplier and key dealers; the effects of competition from companies with greater resources; changes in manufacturers’ distribution channels; fluctuations in foreign currency; the level of government reimbursement for users as well as other government regulations; the company’s ability to retain key personnel; and, its ability to secure financing, notably to support its expansion into the U.S. market. These risks and uncertainties and others are enumerated in the company’s most current filed Annual and Interim Reports and could cause actual results to differ materially from those projected or implied in the forward-looking statements. Except for the company's continuing obligation to disclose material information under federal securities law, it is not obligated to update its forward-looking statements. Names of actual companies and products mentioned herein may be trademarks of their respective owners.